UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 13E-3
(Amendment No. 3)

Rule 13e-3 Transaction Statement Under Section 13(e)
of the Securities Exchange Act of 1934

VillageEDOCS, Inc.
(Name of the Issuer)

VillageEDOCS, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

927118109
(CUSIP Number of Class of Securities)

Michael A. Richard
VillageEDOCS, Inc.
1401 N. Tustin Ave., Suite 230
Santa Ana, CA  92705
(714) 734-1030
(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

With Copies To:
Michael T. Cronin, Esq.
Johnson, Pope, Bokor, Ruppel & Burns, LLP
911 Chestnut St.
Clearwater, FL 33756
(727) 461-1818

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction; passed upon the merits or fairness of the transaction; or passed upon the adequacy or accuracy of the disclosure in the document.  Any representation to the contrary is a criminal offense.

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$7,500.00	$1.50

*
For purposes of calculating the fee only. This amount assumes the acquisition of approximately 500,000 shares of common stock of the subject company estimated to be acquired from shareholders to which this Rule 13e-3 Transaction Statement relates for $0.015 per share.

**	The filing fee equals $7,500 x 0.0002 as determined by Rule 0-11(b)(1). Previously paid.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Final Amendment”) is being filed by VillageEDOCS, Inc. (the “Company”).  This Final Amendment is being filed pursuant to Rule 13e-3(d)(3).  Except as set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged.

On July 30, 2010, the Company filed with the Securities and Exchange Commission (the “Commission”), a definitive consent statement on Schedule 14A (the “Proxy Statement”), pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to a solicitation of consent of stockholders to approve a Stock Split transaction.  Certificates of Amendments to our Certificate of Incorporation were filed with the Delaware Secretary of State on August 10, 2010.  As a result, shareholders owning fewer than 10,000 shares of the Company’s common stock on a pre-split basis as of the close of business on the record date of July 30, 2010, will no longer be shareholders of the Company.  The Company is eligible to deregister as a Reporting Company under the Exchange Act because it has fewer than 300 shareholders of record of its common stock as of the record date as a result of the stock split transaction.  As a result of the Stock Split transaction, the Company’s common stock will cease trading on the Over the Counter Bulletin Board and became eligible for termination of registration under the Exchange Act.  Accordingly, the Company will file a Certification of Notice of Termination of Registration on Form 15 with the Commission in order to deregister the Company’s common stock under the Exchange Act.

Pursuant to General Instruction G of the Schedule 13E-3, this Schedule 13E-3 incorporates by reference the information contained in the Proxy Statement in answer to the items of Schedule 13E-3.  The information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including all appendices thereto.

Item 15.	Additional Information.

Item 15(b) is hereby amended and supplemented as follows:

As of August 10, 2010, shareholders owning in excess of 56% of our shares of common stock have approved a 1-for-10,000 reverse split of our common stock, followed by a 10,000 for 1 forward split, such that shareholders owning less than one whole share following the reverse split will receive cash in lieu of fractional interests in the amount equal to $0.015 per share for each pre-split share that becomes a fractional interest.  Certificates of Amendments to our Certificate of Incorporation were filed with the Delaware Secretary of State on August 10, 2010.  As a result, shareholders owning fewer than 10,000 shares of our common stock on a pre-split basis at the close of business on the record date will no longer be shareholders of the Company.  On August 10, 2010, the Company filed a Certificate of Amendment to its Certificate of Incorporation with the Delaware Secretary of State.  The effect of filing a Certificate of Amendment is that the Company has fewer than 300 shareholders of record of its common stock as of July 30, 2010, the record date for the stock split transaction.

As a result of the Reverse Split, the Company’s common stock will cease trading on the Over-the Counter Bulletin Board and became eligible for termination of registration under the Exchange Act.  Accordingly, the Company will file a Certification and Notice of Termination of Registration on Form 15 with the Commission in order to deregister the Company’s common stock under the Exchange Act.

Item 16.	Exhibits.

Item 16 is hereby amended and supplemented by adding the following exhibits hereto:

(a)(8)	Form 8-K filed by the Company dated August 11, 2010 (incorporated by reference).

Form 15 filed by the Company dated August 11, 2010 (incorporated by reference).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

VillageEDOCS, Inc.

Dated: August 11, 2010	By:	/s/ Michael A. Richard
Michael A. Richard
Chief Financial Officer